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Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN 55101-2098
www.securian.com
651.665.3500


                                                                [SECURIAN LOGO]

December 7, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re: Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement filed on behalf of Minnesota Life Insurance Company and Minnesota Life Individual Variable Universal Life Account (File Nos. 333-144604; 811-22093)

Commissioners:

     On behalf of Minnesota Life Insurance Company ("Minnesota Life" or the "Company") and Minnesota Life Individual Variable Universal Life Account (the "Account"), we have attached for filing this Pre-Effective Amendment No. 1 (the "Amendment") to the Account's registration statement on Form N-6 for certain individual variable universal life insurance policies (the "Policies"). Acceleration requests from Minnesota Life and the principal underwriter also accompany the filing.

     The Amendment incorporates changes made in response to written comments raised by the Commission staff in a letter to Counsel for the Company dated September 12, 2007 and oral comments received from the Commission staff on October 12, 2007 and November 13, 2007 to the initial registration statement for the Account filed with the Commission on July 16, 2007 ("Initial Registration Statement") and includes information necessary to complete the registration statement, such as financial statements and the remainder of the required exhibits. The Amendment also reflects clarifying or stylistic changes.

     The following paragraphs provide Minnesota Life's response to written comments to the Initial Registration Statement set forth in the staff's letter dated September 12, 2007 and to oral comments received from the Commission staff on October 12, 2007 and November 13, 2007. For the staff's convenience, each of the staff's comments is set forth in full below, and then the response follows.

COMMISSION STAFF WRITTEN COMMENTS AND RESPONSES

1.   GENERAL COMMENTS:

COMMENT:

a. PLEASE CONSIDER CAPITALIZING DEFINED TERMS SO THE READER KNOWS THAT THE TERMS ARE DEFINED ELSEWHERE IN THE PROSPECTUS.

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RESPONSE:

With the exception of the use of the terms, you, your, our, us and we, and where the Company believes plain English standards should prevail, defined terms have been capitalized in response to the Commission staff comment.

COMMENT:

b. PLEASE MAKE SECTION HEADINGS EASIER TO DIFFERENTIATE FROM SUB-SECTION HEADINGS. (THIS PROBLEM IS MOST PROMINENT IN THE TAX SECTION AND SUBSEQUENT SECTIONS.)

RESPONSE:

Sub-section headings and section headings have been revised in response to the Commission staff comment.

COMMENT:

c. PLEASE BE SURE TO UPDATE THE LIST OF PORTFOLIOS OFFERED UNDER THIS CONTRACT AS WELL AS UPDATE THE TOTAL ANNUAL OPERATING EXPENSES OF THE FUNDS (P. 9), THE LISTING OF ADVISERS AND OBJECTIVES (P. 10), AND THE ANNUAL UNIT VALUE CREDIT TABLE (P. 19).

RESPONSE:

The Company confirms that the Total Annual Operating Expenses of the Funds, the listing of Advisers and Objectives, and the Annual Unit Value Credit table are accurate. By way of the Amendment, the Company has added one new portfolio to the list of portfolios available under the Policy: The Universal Institutional Funds, Inc. Emerging Markets Equity Portfolio - Class II Shares.

2.   SUMMARY OF BENEFITS AND RISKS (PP. 1-4)

COMMENT:

PLEASE REVISE THIS SECTION TO PROVIDE A DISCUSSION OF THE UNSUITABILITY OF THIS POLICY AS A SHORT-TERM SAVINGS VEHICLE, INCLUDING A DISCUSSION AS TO WHY, AS PER
ITEM 2(b) OF FORM N-6.

RESPONSE:

Minnesota Life has added the following paragraph as the second to the last paragraph under the section of the prospectus to the Amendment entitled "What are some of the risks of the Policy?"

The Policy may be unsuitable as a short term savings vehicle due to the costs of insurance and expenses charged. Furthermore, sub-account values could decline depending upon changes in the underlying funds. Depending upon the timing of withdrawals, the Policy owner could lose all or part of his or her premium payments.

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3.   FEE TABLES (PP. 4-8)

COMMENT:

a. PLEASE MAKE IT CLEAR THAT THE GUARANTEED CHARGE IS THE MAXIMUM CHARGE THAT CAN BE IMPOSED ON POLICY OWNERS.

RESPONSE:

The Company has added a footnote to the "Guaranteed Charge" column that states:
"Unless otherwise stated, the Guaranteed Charge is the maximum Transaction or Periodic charge that may be assessed under the Policy."

COMMENT:

b. NOTE 8 TO THE CASH EXTRA CHARGE STATES THAT THE CHARGE DOES NOT APPLY TO "MOST POLICIES". THE CHART NOTES THAT A CHARGE APPLIES TO A 40-YEAR-OLD MALE IN STANDARD, NON-TOBACCO RISK CLASS. PLEASE RECONCILE THE APPARENT DISCREPANCY SUPPLEMENTALLY.

RESPONSE:

The Cash Extra Charge is assessed in cases where Minnesota Life's mortality charge for the risk classification of a particular insured does not fully compensate the Company for the heightened mortality risk presented by the insured. By way of background, the Policy is designed to segregate insureds into various risk classifications for the purpose of assessing cost of insurance and mortality risk charges. However, in the event that a particular insured presents the Company with a heightened level of mortality risk that exceeds the mortality risk associated with that insured's risk classification because of an avocation or a non-current medical condition, the Company will assess a Cash Extra Charge. For example, the Cash Extra Charge would apply in cases where the insured engages in certain high risk activities, such as sky-diving or auto racing, and in cases where non-current medical conditions exist (e.g., cancer that is in remission) that effect the level of mortality risk the Company must bear.

Unlike a table-rated sub-standard risk class, the Cash Extra Charge is not intended to be imposed throughout the life of a Policy. Instead, the Company would impose the Cash Extra Charge only for the period of time necessary to compensate the Company for the heightened mortality risks it would bear as a result of an insured's high risk avocation or non-current medical condition.

4.   TOTAL ANNUAL OPERATING EXPENSES OF THE FUNDS (P. 9)

COMMENT:

a.   PLEASE CONFIRM SUPPLEMENTALLY THAT THE TABLE REFLECTS GROSS OPERATING
     EXPENSES.

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RESPONSE:

The Company confirms that the Total Annual Portfolio Operating Expenses Table on page 9 of the prospectus to the Amendment reflects the gross operating expenses of the Portfolios.

COMMENT:

b. PLEASE CONFIRM SUPPLEMENTALLY THAT THE TABLE REFLECTS, AS NECESSARY, ALL INDIRECT FEES AND EXPENSES FOR ANY UNDERLYING FUND IN WHICH A PORTFOLIO INVESTS (i.e., ACQUIRED FUND FEES AND EXPENSES). PLEASE ALSO NOTE THAT ANY INDIVIDUAL TABLE RELATING TO PORTFOLIO EXPENSES MUST EXPLICITLY LIST ANY SUCH FEES AND EXPENSES AS REQUIRED BY ITEM 3, INSTR. 4(f) OF FORM N-6.

RESPONSE:

The Company confirms that the Total Annual Portfolio Operating Expenses Table reflects all indirect fees and expenses for any underlying fund in which a Portfolio invests. However, the Company disagrees with the Commission staff's interpretation of Instruction 4(f) to Item 3 of Form N-6 that the instruction requires any individual table relating to Portfolio expenses to comply with the requirements of Item 3 of Form N-6. Instead, as noted in the release adopting Form N-6, instruction 4(f) (then instruction 4(h)) was added to Form N-6 solely for the following purpose:

"To address the concerns of some commenters, however, that the particular fees and charges of a specific Portfolio Company are more important to investors than the range of fees and charges for all Portfolio Companies, we are permitting, but not requiring, registrants to include disclosure of the fees and expenses for each Portfolio Company, in addition to the disclosure of the range of expenses for the Portfolio Companies."(1)

In that regard, instruction 4(f) was added to Form N-6 to give insurance company sponsors of variable insurance contracts the flexibility to add a table disclosing the operating expenses for all underlying fund investment options available under the contract in the fee table section of prospectus in addition to the required table of minimum and maximum portfolio operating expenses. However, there is no support in either the proposing or adopting release for Form N-6 to construe Instruction 4(f) of Item 3 to require any table listing portfolio expenses outside the fee table section of the prospectus for purposes other than meeting the Item 3 disclosure requirements to comply with those requirements. For these reasons, the Company respectfully disagrees with the position taken by the Commission staff.

COMMENT:

----------
(1) Registration Form for Insurance Company Separate Accounts Registered as Unit Investment Trusts that Offer Variable Life Insurance Policies, Investment Company Act Release No. 25522 (Apr. 11, 2002) at

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c.   PLEASE BE AWARE THAT ANY TABLE SHOWING INDIVIDUAL PORTFOLIO EXPENSES IS
     CONSIDERED DISCLOSURE RESPONDING TO FORM N-6, ITEM 3, INSTR. 4(f). AS SUCH, THE TABLE CURRENTLY ON PAGE 19 MUST BE PRESENTED BEFORE DISCLOSURE RESPONDING TO FORM ITEMS OTHER THAN 2 & 3, AS PER GENERAL INSTRUCTION 3(a) OF FORM N-6.

RESPONSE:

For the reasons noted in Minnesota Life's response to Comment 4.b. above, the Company respectfully declines to comply with the Commission staff comment.

5.   ADDITIONS, DELETIONS OR SUBSTITUTIONS (P.15)

COMMENT:

THE PROSPECTUS STATES THAT YOU MAY REMOVE SUB-ACCOUNTS. PLEASE DESCRIBE HOW POLICY OWNERS ARE NOTIFIED AS PER ITEM 6(c)(3) OF FORM N-6.

RESPONSE:

In the unlikely event Minnesota Life would remove a sub-account, Minnesota Life would notify policy holders individually of its intention and provide them with a supplemental prospectus describing the new or revised sub-account options. In the event a sub-account is replaced, the Company would describe the process under which this would occur to each policy owner and the necessity for any SEC substitution order. In other circumstances, if Minnesota Life decided to "freeze" a sub-account by no longer offering it to new policy owners, the Company would revise the prospectus to reflect the change in available sub-accounts.

6.   CHARGE FOR POLICY CHANGE (P. 15)

COMMENT:

PLEASE MAKE IT CLEAR THAT THE $60 CHARGE IS THE CURRENT CHARGE AND THAT THE CHARGE MAY BE INCREASED.

RESPONSE:

In response to the Commission staff's comment, Minnesota Life replaced the first sentence in the "Charge for Policy Change" section of the prospectus with the following: "Currently, we will assess a $60 charge to cover the administrative costs associated with processing a policy change and in no event will we increase the charge to more than $100."

7.   POLICY PREMIUMS (P. 16-17)

COMMENT:

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a.   PLEASE DESCRIBE THE CIRCUMSTANCES WHEN THE INSURED MAY BE COVERED BY A
     TEMPORARY INSURANCE AGREEMENT.

RESPONSE:

In response to the Commission staff comment, Minnesota Life added the following disclosure to replace the fourth sentence in the first paragraph under the "Policy Premiums" section of the prospectus to the Amendment:

You may request temporary insurance coverage at the time of application in an amount up to $250,000. In order to receive such coverage, you must meet certain insurability requirements at the date of application, complete the application and pay the initial minimum premium. You may call or write us at our home office to obtain additional information regarding coverage under a temporary insurance agreement or the application of your initial minimum premium.

COMMENT:

b. THE PROSPECTUS STATES THAT TO MAINTAIN THE POLICY'S STATUS AS LIFE INSURANCE UNDER IRC SECTION 7702, YOU MAY INCREASE THE AMOUNT OF INSURANCE OR RETURN EXCESS ACCUMULATION VALUE OR PREMIUMS. PLEASE DISCLOSE THE POSSIBLE TAX CONSEQUENCES OF A RETURN OF ACCUMULATION VALUE, AS WELL AS THE POSSIBLE INCREASE IN CHARGES ASSOCIATED WITH AN INCREASE IN THE AMOUNT OF INSURANCE (i.e., A STATEMENT SIMILAR TO THE SECOND PARAGRAPH ON PAGE 24.) IN ADDITION, PLEASE CLARIFY THAT THE "AMOUNT OF INSURANCE" REFERS TO THE FACE AMOUNT.

RESPONSE:

In response to the Commission staff comment, Minnesota Life has added the following disclosure after the second sentence of the fifth paragraph of the "Policy Premiums" section of the prospectus:

There may be tax consequences to you if we must return part of the accumulation value in order to maintain the Policy's status as life insurance. See "Federal Tax Status". In the event the death benefit is increased to maintain qualification as a life insurance policy, we may make appropriate adjustments to any monthly charges or supplemental benefits that are consistent with such increase.

8.   SEPARATE ACCOUNT ACCUMULATION VALUE (P. 19)

COMMENT:

a. PLEASE PROVIDE A CLEARER DESCRIPTION OF THE "ANNUAL UNIT VALUE CREDIT". BE SURE TO EXPLAIN WHAT IT IS, WHY IT IS APPLIED, THAT IT IS VOLUNTARY AND CAN BE DISCONTINUED AT ANY TIME, AND THAT IT VARIES BY INVESTMENT OPTION AND THAT NOT ALL OPTIONS PROVIDE A CREDIT.

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RESPONSE:

Appropriate disclosure has been added in response to the Commission staff comment.

COMMENT:

b. PLEASE EXPLAIN SUPPLEMENTALLY WHAT IS INTENDED BY CALLING THE NET OPERATING EXPENSES A "HYPOTHETICAL" FIGURE. ARE THE FIGURES DIFFERENT THAN THE ACTUAL NET EXPENSES FOR THE FUNDS?

RESPONSE:

In its sole discretion, Minnesota Life may apply unit value credits to the sub-accounts funding the Policy. The unit value credit represents a pass through of a portion or all of the payments that Minnesota Life receives from an investment adviser (or an affiliate thereof) to a Portfolio for the performance of certain administrative and/or shareholder services. The Company will use the payments it receives from the investment adviser (or an affiliate thereof) to credit the unit values of the sub-account that invests in the Portfolio advised by the adviser. In turn, the unit value credit increases the accumulation unit value of the sub-account. However, if Minnesota Life does not receive such payments from an investment adviser (or an affiliate thereof) to a Portfolio, it will not apply a unit value credit to the corresponding sub-account that invests in the Portfolio.

The table on page 19 of the prospectus to the Initial Registration Statement was intended solely to demonstrate the economic effect of the unit value credit if the credit were applied at the Portfolio level, not the sub-account level, and would thereby reduce total annual portfolio operating expenses for the subject Portfolio. In that regard, the net portfolio operating expenses figures in the table equaled the total annual portfolio operating expenses for the subject Portfolio less a reduction in the amount of the applicable unit value credit. However, because Minnesota Life would apply the unit value credit at the sub-account level, not the Portfolio level, the net portfolio operating expenses figures in the table were hypothetical.

COMMENT:

c. PLEASE EITHER REVISE THE TABLE ON PAGE 19 TO COMPLY WITH THE REQUIREMENTS OF ITEM 3 OF FORM N-6, OR DELETE IT.

RESPONSE:

For the reasons noted in Minnesota Life's response to Comment 4.b., the Company respectfully declines to comply with the Commission staff comment. However, as noted below in response to Commission staff Oral Comment 1.a., the Company has modified the subject table to remove the columns that disclose the total annual portfolio operating expenses and the net portfolio operating expenses figures. In that regard, the revised table discloses only the amount of unit value credit for each sub-account.

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9.   TRANSFERS (P. 21)

COMMENT:

PLEASE SUPPLEMENTALLY EXPLAIN THE CIRCUMSTANCES REFERRED TO IN THE LAST PARAGRAPH OF THIS SECTION. IN ADDITION, PLEASE DISCLOSE HOW LONG ANY DELAY MIGHT BE. IF THE DELAY IS FOR A SUBSTANTIALLY AMOUNT OF TIME, WHERE ARE THE FUNDS HELD? FINALLY, PLEASE EXPLAIN THE LEGAL BASIS FOR THE DELAY IN LIGHT OF SECTION 22 OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 22c-1 THEREUNDER.

RESPONSE:

In response to the SEC staff's comment, the subject disclosure has been removed from the prospectus to the Amendment.

10.  TELEPHONE TRANSFERS (P. 21)

COMMENT:

PLEASE DISCLOSE THE MAXIMUM ADDITIONAL CHARGE FOR TELEPHONE TRANSFERS IN THE FEE TABLE.

RESPONSE:

In response to the Commission staff comment, the Company has removed the disclosure relating to the assessment of telephone charges from the "Telephone Transfers" section of the prospectus.

11.  MARKET TIMING AND DISRUPTIVE TRADING (PP. 22-23)

COMMENT:

a. PLEASE DISCLOSE THE POTENTIAL ASSESSMENT BY THE FUNDS OF A REDEMPTION FEE OR ANY OTHER FEES IN THE TOTAL ANNUAL OPERATING EXPENSES OF THE FUNDS SECTION ON PAGE 9.

RESPONSE:

The Company notes that Form N-6 does not require the disclosure of the potential assessment of redemption fees in the "Total Annual Operating Expenses of the Funds" section of the prospectus and that the potential assessment of such fees by the Funds has already been adequately disclosed in the prospectus in the "Market-Timing and Disruptive Trading" section. The Company also notes that based on a discussion with the Commission staff on October 12, 2007 it is the Company's understanding that at the present time the Commission staff is reconsidering this comment. For these reasons, the Company respectfully declines to comply with the SEC staff comment at this time.

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COMMENT:

b. PLEASE EXPLAIN SUPPLEMENTALLY HOW A FUND CAN RESTRICT TRANSFERS OUT OF A SUB-ACCOUNT IN COMPLIANCE WITH SECTION 22 OF THE INVESTMENT COMPANY ACT OF 1940.

RESPONSE:

Paragraph (a)(2)(i) of Rule 22c-2 under the Investment Company Act of 1940 (the "1940 Act") requires funds registered under the 1940 Act to enter into shareholder information agreements with financial intermediaries, such as insurance company depositors on behalf of their variable insurance separate accounts. Paragraph (c)(5)(ii) of Rule 22c-2 effectively requires the shareholder information agreement to provide that the fund may "restrict or prohibit further purchases or exchanges" by investors, here policy owners, whom the fund has identified as violating its frequent trading policies. In the September 2006 release adopting amendments to Rule 22c-2, the Commission recognized ". . . that an 'exchange' or transfer is actually two simultaneous orders: an order to redeem shares of one fund and an order to purchase, with the proceeds of the redemption, shares of another fund."(2) The Commission went on to note that ". . . if a fund instructs an intermediary to restrict an 'exchange' (or purchase), the intermediary may notify the investor that it will not effect the redemption portion of the request to exchange into the fund, as well as the purchase portion of the request." In that regard, the Commission recognized that restrictions on purchases by a fund to which a transfer would be made under a variable insurance contract may effectively restrict an insurance company's ability to process the redemption portion of the transfer as well.

COMMENT:

c. THE PROSPECTUS NOTES THAT DISCRETION IS APPLIED IN DETERMINING WHETHER ACTIVITY IS CONSIDERED HARMFUL. ACCORDINGLY, PLEASE DISCLOSE THAT A CONSEQUENCE OF YOUR PROCEDURES MAY BE THAT SOME MARKET TIMING ACTIVITY MAY PROCEED WHILE OTHER ACTIVITY IS PROHIBITED.

RESPONSE:

In response to the Commission staff comment, the Company replaced the last sentence in the second paragraph under the "Market-Timing and Disruptive Trading" section of the prospectus with the following:

In addition, because our policies and procedures are discretionary and may differ among variable insurance contracts and separate accounts it is possible that some policy owners may engage in market-timing and other frequent transfer activity while others may bear the harm associated with such activity. Moreover, because market-timing can only be detected after it has occurred to some extent, our policies to stop market-timing activity do not go into effect until after we have identified such activity.

----------
(2) See MUTUAL FUND REDEMPTION FEES, Investment Company Act Release No. 27504 (Sept. 27, 2006) at n. 36.

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12.  DEATH BENEFIT PROCEEDS (P. 23)

COMMENT:

a. WITH REGARD TO THE THIRD BULLET POINT, PLEASE EXPLAIN SUPPLEMENTALLY HOW A PREMIUM COULD BE PAID AFTER THE INSURED'S DEATH.

RESPONSE:

Minnesota Life applies premium payments whenever the Company receives the payment, whether it is directly paid by the policy owner or if received via an automatic payment method. If the insured dies after the premium payment was sent, but prior to the time it is applied, or in the event Minnesota Life receives an automatic premium payment after the insured has died, the Company will refund that premium payment. The third bullet point is intended to refund those premium payments that "cross in the mail" after the insured has died.

COMMENT:

b. PLEASE BRIEFLY EXPLAIN WHAT IT MEANS TO CONTEST THE POLICY OR PROVIDE A CROSS-REFERENCE TO THE DISCUSSION IN THE STATEMENT OF ADDITIONAL INFORMATION.

RESPONSE:

Minnesota Life has provided an appropriate cross-reference in response to the Commission staff comment.

COMMENT:

c. PLEASE REVISE THE TABLE AT THE BOTTOM OF PAGE 24, REPLACING THE TERM "AGE" WITH "YEAR" IN THE LIMITATION PERCENTAGE COLUMN.

RESPONSE:

The subject table has been modified to change the term "age" to "year" in the Limitation Percentage column.

13.  DEATH BENEFIT OPTIONS

COMMENT:

PLEASE DESCRIBE WHAT IS REFERRED TO AS "SUPPLEMENTAL BENEFITS." IN ADDITION, DO THE SUPPLEMENTAL BENEFITS CHANGE, OR IS IT THE CHARGE FOR THE SUPPLEMENTAL BENEFITS THAT CHANGE?

RESPONSE:

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In response to the SEC staff comment, the Company has replaced the term
"supplemental benefits" with "supplemental agreements." Supplemental agreements provide either additional insurance benefits or premium waivers. The charges for these supplemental agreements may be affected by an increase in the death benefit and as such Minnesota Life may need to modify the charges in such cases.

14.  CHANGING THE DEATH BENEFIT OPTION (P. 28)

COMMENT:

PLEASE CONFIRM SUPPLEMENTALLY THAT A CHANGE IN DEATH BENEFIT DOES NOT REQUIRE NEW EVIDENCE OF INSURABILITY.

RESPONSE:

A change in the Death Benefit Option will not require evidence of insurability regarding the insured.

15.  POLICY LOANS (P. 29)

COMMENT:

a. PLEASE EXPLAIN SUPPLEMENTALLY HOW THE INSURED WILL KNOW HOW LONG THIS CLASS OF POLICIES HAS BEEN OFFERED FOR.

RESPONSE:

In response to the Commission staff comment, the Company revised the first sentence of the "Policy Loans" section of the prospectus to read as follows:

Beginning after December 1, 2008, while your Policy is in force, you may submit a request to our home office to borrow money from us using only your Policy as the security for the loan.

COMMENT:

b. THE PROSPECTUS STATES ON PAGE 17 THAT POLICY ACCUMULATION VALUE INCLUDES COLLATERAL HELD FOR EXISTING LOANS. PLEASE CLARIFY THAT COLLATERAL HELD IN THE LOAN ACCOUNT IS NOT AVAILABLE FOR WITHDRAWAL.

RESPONSE:

Minnesota Life has added the following to the last sentence of the second paragraph of the "Policy Loan" section of the prospectus to the Amendment in response to the Commission staff comment:

"and such collateral will not be available for withdrawal."

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16.  POLICY LOAN REPAYMENTS (P. 30)

COMMENT:

PLEASE MAKE IT CLEAR WHETHER ADDITIONAL PREMIUMS ARE CONSIDERED TO BE LOAN REPAYMENTS OR PREMIUMS. IN ADDITION, PLEASE EXPLAIN WHETHER THE INSURED CAN CHOOSE WHETHER AN ADDITIONAL PREMIUM IS CONSIDERED A LOAN REPAYMENT. FINALLY, PLEASE STATE WHETHER LOAN REPAYMENTS ARE SUBJECT TO A PREMIUM CHARGE.

RESPONSE:

In response to the Commission staff comment, Minnesota Life has added the following language to the end of the first paragraph under the "Policy Loan Repayments" section of the prospectus to the Amendment:

"When we receive a payment from you, we will automatically treat that payment as premium, unless you specify otherwise when the payment is made. Payments specified as loan repayments will not be subject to a premium charge."

17.  SURRENDER

COMMENT:

PLEASE SUPPLEMENTALLY EXPLAIN YOUR LEGAL BASIS FOR DELAYING THE PAYMENT OF NON-GUARANTEED FUNDS UNDER SECTION 22(e) OF THE INVESTMENT COMPANY ACT OF 1940.

RESPONSE:

It is well-recognized in the mutual fund and variable insurance product industries that the payment of surrender proceeds may be delayed beyond the seven day prompt payment requirement of Section 22(e) of the Investment Company Act of 1940 where such proceeds are attributable to payments made by non-guaranteed funds, such as a personal check, until such time as reasonable assurance has been received that the check has cleared and funds collected. In that regard, in a letter to the Investment Company Institute (pub. avail. May 3, 1975) ("ICI Letter"), the Commission staff took the position that the payment of redemption proceeds may be delayed for more than seven days if necessary to prevent loss or dilution of net asset value that can occur when checks are dishonored. See also Guideline 3 to Form N-4 (reciting the position taken by the Commission staff in the ICI Letter).

18.  PARTIAL SURRENDER (P. 32)

COMMENT:

PLEASE SUPPLEMENTALLY EXPLAIN YOUR LEGAL BASIS FOR DISALLOWING A PARTIAL SURRENDER (IF IT MAY DISQUALIFY THE LIFE INSURANCE STATUS OF THE POLICY UNDER THE IRC) UNDER SECTION 22(e) OF THE INVESTMENT COMPANY ACT OF 1940.

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RESPONSE:

Historically, the Company has restricted withdrawals by policy owners under the universal life insurance policies it issues where necessary to preserve the life insurance status of those fixed life insurance policies under the Internal Revenue Code of 1986, as amended. Notwithstanding the prohibition against the suspension of redemptions under Section 22(e) of the 1940 Act, the Company proposes to continue that established administrative practice in connection with the Policies and believes that it may do so in reliance upon the broad exemptive relief provided under paragraph (b)(12)(iii) of Rule 6e-3(T) under the 1940 Act.

19.  SEPARATE ACCOUNT CHARGE (P. 36)

COMMENT:

THE PROSPECTUS RESERVES THE RIGHT TO CHARGE THE CONTRACTHOLDER FOR TAXES PAYABLE BY YOU WITH RESPECT TO THE ACCOUNT OR POLICIES. PLEASE PROVIDE SOME DESCRIPTION OF THE CIRCUMSTANCES YOU ARE CONTEMPLATING.

RESPONSE:

The Company does not currently intend to assess a charge for taxes payable by the Company with respect to the Account or the Policies at this time. Instead, Minnesota Life merely reserves the right to impose such a charge to cover in whole or part any increased expenses that the Company would be subject to as a result of future changes in tax law. The Company would provide Owners advance notice of the imposition of any such charge. The following disclosure is added to the first sentence in the section titled "Separate Account Charge":

"for changes to federal or state tax laws that occur after issuance of the Policy."

20.  SUPPLEMENTAL AGREEMENTS (P. 37)

COMMENT:

a. PLEASE DISCLOSE WHEN ONE CAN ENTER INTO THESE AGREEMENTS AND WHETHER ADDITIONAL EVIDENCE OF INSURABILITY OR OTHER CRITERIA MUST BE MET TO ENTER INTO THESE AGREEMENTS.

RESPONSE:

The following language has been added for each of the Agreements described under the "Supplemental Agreements" section of the prospectus to the Amendment:

WAIVER OF PREMIUM AGREEMENT - The following has been added prior to the last sentence describing this Agreement:

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December 7, 2007


     "This Agreement is available at issue with underwriting approval and may also be added after the first Policy anniversary subject to underwriting approval. This Agreement is not available if the Waiver of Charges Agreement is elected."

WAIVER OF CHARGES AGREEMENT- The following has been added prior to the last sentence describing this Agreement:

     "This Agreement is available at issue with underwriting approval and may also be added after the first Policy anniversary subject to underwriting approval. This Agreement is not available if the Waiver of Premium Agreement is elected."

FAMILY TERM AGREEMENT - CHILDREN - The following has been added prior to the last sentence describing this Agreement:

     "This Agreement is available at issue with underwriting approval and may be added after the first Policy anniversary subject to underwriting approval."

ACCELERATED BENEFITS AGREEMENT - The following has been added prior to the last sentence describing this Agreement:

     "This Agreement is available at issue without underwriting approval and may be added after the first Policy anniversary, again without underwriting approval."

DEATH BENEFIT GUARANTEE AGREEMENT - The following has been added prior to the last sentence describing this Agreement:

     "This Agreement is available at issue without underwriting approval and may not be added after issue."

TERM INSURANCE AGREEMENT - The following has been added prior to the last sentence describing this Agreement:

     "Subject to underwriting approval, this Agreement is available at issue and may not be added after issue."

COMMENT:

b. PLEASE PROVIDE A MORE DETAILED DESCRIPTION OF THE OVERLOAN PROTECTION AGREEMENT, INCLUDING, WHEN IT CAN BE EXERCISED, HOW LONG IT LASTS, AND THE AFFECT OF THE AGREEMENT ON DEATH BENEFITS (I.E., ARE BACK-INTEREST AND CONTRACT CHARGES DEDUCTED FROM THE DEATH BENEFIT?)

RESPONSE:

OVERLOAN PROTECTION AGREEMENT - The following has been added prior to the last sentence describing this Agreement:

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     "This Agreement is available at issue without underwriting approval. The
     Policy owner must elect to use the guideline premium test and cannot have elected to use the Accelerated Benefit Agreement, or waived charges or premiums under either the Waiver of Premium Agreement or the Waiver of Charges Agreement. The Agreement may be exercised on non-modified endowment contracts after the Policy has been in force for at least 15 years and the insured is over 75 years of age. Once elected, this Agreement will last until the Policy is surrendered or until the insured's death and will reduce the Policy death benefit by the amount of the loan account."

21.  VOTING RIGHTS (P. 43)

COMMENT:

PLEASE DISCLOSE THAT AS A RESULT OF PROPORTIONAL VOTING, THE VOTE OF A SMALL NUMBER OF CONTRACT OWNERS COULD DETERMINE THE OUTCOME OF A PROPOSAL SUBJECT TO A SHAREHOLDER VOTE.

RESPONSE:

The Company has added the following statement to the end of the first paragraph under the "VOTING RIGHTS" section of the prospectus to the Amendment in response to the Commission staff comment: "Proportional voting may result in a small number of policy owners determining the outcome of a vote."

22.  PART C - SECTION 26(f) REPRESENTATION

COMMENT:

PLEASE BE SURE TO INCLUDE THE '33 ACT FILE NUMBER OF THIS FILING IN THE REPRESENTATION (OR REMOVE THE REFERENCE TO ANY '33 ACT FILE NUMBER).

RESPONSE:

The Securities Act of 1933 file number is included in the representation.

23.  FINANCIAL STATEMENTS, EXHIBITS, AND OTHER INFORMATION

COMMENT:

PLEASE CONFIRM THAT THE FINANCIAL STATEMENTS AND EXHIBITS WILL BE FILED BY A PRE-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT.

RESPONSE:

The Amendment includes the financial statements and the remainder of the required exhibits.

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December 7, 2007


24.  TANDY REPRESENTATION

COMMENT:

WE URGE ALL PERSONS WHO ARE RESPONSIBLE FOR THE ACCURACY AND ADEQUACY OF THE DISCLOSURE IN THE FILINGS REVIEWED BY THE STAFF TO BE CERTAIN THAT THEY HAVE PROVIDED ALL INFORMATION INVESTORS REQUIRE FOR AN INFORMED DECISION. SINCE THE REGISTRANT IS IN POSSESSION OF ALL FACTS RELATING TO THE REGISTRANT'S DISCLOSURE, IT IS RESPONSIBLE FOR THE ACCURACY AND ADEQUACY OF THE DISCLOSURES IT HAS MADE.

NOTWITHSTANDING OUR COMMENTS, IN THE EVENT THE REGISTRATION REQUESTS ACCELERATION OF THE EFFECTIVE DATE OF THE PENDING REGISTRATION STATEMENT, IT SHOULD FURNISH A LETTER, AT THE TIME OF SUCH REQUEST, ACKNOWLEDGING THAT:

- SHOULD THE COMMISSION OR THE STAFF, ACTING PURSUANT TO DELEGATED AUTHORITY, IN DECLARING THE FILING EFFECTIVE, IT DOES NOT FORECLOSE THE COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO THE FILING;

- THE ACTION OF THE COMMISSION OR THE STAFF, ACTING PURSUANT TO DELEGATED AUTHORITY, IN DECLARING THE FILING EFFECTIVE, DOES NOT RELIEVE THE REGISTRANT FROM ITS FULL RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THE DISCLOSURE IN THE FILING; AND

- THE REGISTRANT MAY NOT ASSERT THIS ACTION AS DEFENSE IN ANY PROCEEDING INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.

RESPONSE:

Minnesota Life has provided the representations requested by the Commission staff in a separate letter filed as correspondence to the Amendment.

COMMISSION STAFF ORAL COMMENTS RECEIVED ON OCTOBER 12, 2007 AND RESPONSES

1.   SEPARATE ACCOUNT ACCUMULATION VALUE (P. 19)

COMMENT:

a. IF MINNESOTA LIFE INTENDS TO DISCLOSE TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES IN THE TABLE ON PAGE 19 OF THE PROSPECTUS, ADD A TABLE TO THE "TOTAL ANNUAL OPERATING EXPENSES OF THE FUNDS" SECTION OF THE PROSPECTUS THAT DISCLOSES THE OPERATING EXPENSES FOR ALL UNDERLYING FUND INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY IN COMPLIANCE WITH THE REQUIREMENTS OF
     ITEM 3 TO FORM N-6. ALTERNATIVELY, THE COMPANY MAY AMEND THE TABLE ON PAGE 19 OF THE PROSPECTUS TO DISCLOSE ONLY THE AMOUNT OF THE UNIT VALUE CREDIT FOR EACH SUB-ACCOUNT OF THE ACCOUNT WITHOUT ADDING THE AFOREMENTIONED TABLE TO THE "TOTAL ANNUAL OPERATING EXPENSES OF THE FUNDS" SECTION OF THE PROSPECTUS.

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December 7, 2007


RESPONSE:

For the reasons noted in Minnesota Life's response to Comment 4.b. above, the Company respectfully disagrees with the position taken by the Commission staff. However, in the interests of ensuring that the Amendment is made effective by the Commission staff on or about November 20, 2007 as proposed by Minnesota Life and the principal underwriter for the Account, the Company has modified the subject table to remove the columns that disclose the total annual portfolio operating expenses and the net portfolio operating expenses figures. In that regard, the revised table discloses only the amount of unit value credit for each sub-account.

COMMENT:

b. PLEASE DISCLOSE HOW THE COMPANY ARRIVED AT THE UNIT VALUE CREDIT FOR EACH SUB-ACCOUNT.

RESPONSE:

As noted in Minnesota Life's response to Comment 8.b. above, Minnesota Life applies unit value credits to the sub-accounts funding the Policy in its sole discretion. The unit value credit represents a pass through of a portion or all of the payments that Minnesota Life receives from an investment adviser (or an affiliate thereof) to a Portfolio for the performance of certain administrative and/or shareholder services. The Company will use the payments it receives from the investment adviser (or an affiliate thereof) to credit the unit values of the sub-account that invests in the Portfolio advised by the adviser. If Minnesota Life does not receive such payments from an investment adviser (or an affiliate thereof) to a Portfolio, it will not apply a unit value credit to the corresponding sub-account that invests in the Portfolio. The unit value credit listed in the table for each sub-account represents a complete pass through of the payments Minnesota Life is scheduled to receive from an investment adviser (or an affiliate thereof) to the Portfolio in which the sub-account invests.

COMMENT:

c. PLEASE STATE IN PLAIN ENGLISH THAT THE UNIT VALUE CREDIT MAY BE DISCONTINUED AT ANY TIME.

RESPONSE:

Appropriate disclosure has been added in response to the Commission staff comment.

2.   REDEMPTION FEES (PP. 22-23)

COMMENT:

AT THE PRESENT TIME, THE COMMISSION STAFF IS NOT REQUIRING VARIABLE INSURANCE PRODUCT REGISTRANTS TO DISCLOSE IN THE FEE TABLE SECTION OF THE PROSPECTUS THE POTENTIAL ASSESSMENT OF REDEMPTION FEES BY UNDERLYING FUNDS. IF THE COMMISSION STAFF TAKES THE POSITION THAT THE

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December 7, 2007


POTENTIAL ASSESSMENT OF REDEMPTION FEES SHOULD BE DISCLOSED IN THE FEE TABLE SECTION OF PROSPECTUSES TO VARIABLE INSURANCE PRODUCT REGISTRATION STATEMENTS, THE COMMISSION STAFF WILL REQUIRE ALL VARIABLE INSURANCE PRODUCT REGISTRANTS TO COMPLY WITH THAT POSITION.

RESPONSE:

The Company acknowledges the Commission staff position.

COMMISSION STAFF ORAL COMMENTS RECEIVED ON NOVEMBER 13, 2007 AND RESPONSES

1.   CASH EXTRA CHARGE (PP. 6 AND 35)

COMMENT:

PLEASE CONSIDER ADDING LANGUAGE TO THE PROSPECTUS THAT CLARIFIES THE PURPOSE OF THE CASH EXTRA CHARGE.

RESPONSE:

In response to the Commission staff's comment, Minnesota Life has revised and supplemented footnote 8 in the "Fee Tables" section of the prospectus to the Amendment to read as follows:

The Cash Extra Charge is uniquely determined for each insured, and may vary based on such factors as the insured's gender, risk class and age. The charge compensates us for providing the death benefit under the Policy where the insured presents a heightened or increased level of mortality risk as a result of an outstanding medical condition (e.g., cancer that is in remission) or an occupation or activity (e.g., sky-diving). We will assess the Cash Extra Charge only for the period of time necessary to compensate us for the heightened mortality risk we would bear as a result of an insured's outstanding medical condition, occupation or activity. Under most Policies, we do not assess a Cash Extra Charge. The Cash Extra Charge shown in the table may not be typical of the charge you will pay. The policy data pages of your Policy will indicate the guaranteed Cash Extra Charge applicable to your Policy. More detailed information concerning whether a Cash Extra Charge applies is available upon request by contacting us at the telephone number or address listed on the cover page of this prospectus.

In response to the Commission staff's comment, Minnesota Life has also revised and supplemented the description of the Cash Extra Charge in the "Policy Charges" section of the prospectus to the Amendment on page 35 to read as follows:

We may assess a monthly charge to compensate us for providing the death benefit under the Policy where the insured presents a heightened or increased level of mortality risk. An insured may present increased mortality risk because of an outstanding medical condition (e.g., cancer that is in remission), or occupation or activity engaged in by the insured (e.g., sky-diving). We will assess the Cash Extra Charge only for the period of time necessary to compensate us for the heightened mortality risk we would bear as a result of an insured's outstanding medical condition, occupation or activity. The Cash Extra Charge, which is generally not applicable to

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Commissioners
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December 7, 2007


most Policies, is uniquely determined for each insured and may vary based upon factors such as gender, risk class and age. The charge is defined as a level cost per thousand dollars of face amount. If a Cash Extra Charge applies to your Policy, the amount of the charge will be shown on the policy data pages of the Policy.

2.   MARKET TIMING AND DISRUPTIVE TRADING (PP. 22-23)

COMMENT:

PLEASE ADD LANGUAGE TO THE PROSPECTUS THAT CLARIFIES THE EFFECT OF A FUND'S RESTRICTION ON PURCHASES IN THE CONTEXT OF A TRANSFER.

RESPONSE:

In response to the Commission staff comment, the Company replaced the first sentence in the fifth paragraph under the "Market-Timing and Disruptive Trading" section of the prospectus with the following:

In addition, the Funds may restrict the purchase of their shares in order to protect shareholders. In such case, if you request a transfer to a sub-account(s) that invests in a Fund that has restricted the purchase of its shares, we will not redeem accumulation value from the sub-account(s) from which the transfer would have otherwise been made, unless you submit a new request for transfer to our home office designating a new sub-account(s) to which the transfer should be made.

3.   OVERLOAN PROTECTION AGREEMENT (P. 38)

COMMENT:

PLEASE EXPLAIN WHETHER ANY BACK INTEREST OR CONTRACT CHARGES ARE DEDUCTED FROM THE POLICY DEATH BENEFIT UPON APPLICATION OF THE BENEFIT UNDER THE OVERLOAN PROTECTION AGREEMENT. IF SO, PLEASE DISCLOSE IN THE PROSPECTUS.

RESPONSE:

Once the Overloan Protection Agreement has been exercised, the Company will not deduct any accrued and unpaid interest or any Policy charges from the death benefit for purposes of determining the death benefit payable under the Policy. Instead, once the Overloan Protection Agreement has been exercised, the death benefit payable under the Policy will be the minimum death benefit payable as permitted under the Internal Revenue Code of 1986, as amended, at the time the Overloan Protection Agreement was exercised. However, in determining whether the Overloan Protection Agreement may be exercised, the Company will add any accrued and unpaid interest to the Policy Loan Amount and compare the sum of the Policy Loan Amount and the onetime Overloan Protection Charge to the Policy Accumulation Value. If the sum of the Policy Loan Amount and the onetime Overloan Protection Charge exceeds 99.9% of the Policy Accumulation Value, the Overloan Protection Agreement will not be exercised. In response to the Commission staff comment, the Company has added the following disclosure immediately

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Commissioners
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December 7, 2007


after the fourth sentence of the "Overloan Protection Agreement" section on page 38 of the prospectus to the Amendment.

Once exercised, the death benefit payable under the Policy will be the minimum death benefit payable as permitted under the Code at the time the Overloan Protection Agreement was exercised.

                                  * * * * * * *

     We believe that the Amendment is complete and responds to all Commission staff comments. We respectfully request that the staff review these materials as soon as possible. As noted above, requests for acceleration from the Company, on behalf of the Account, and from the principal underwriter accompany the Amendment and request acceleration of the effective date of the Amendment to December 14, 2007 or as soon as practicable thereafter.

     If you have any questions regarding this letter or the enclosed Amendment, please contact me at (651) 665-4593 or Thomas Bisset at (202) 383-0118. We greatly appreciate the staff's efforts in assisting the Company with this filing.

Very truly yours,

Timothy Wuestenhagen

Enclosure

cc: Michael Kosoff
    Thomas Bisset